                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY

                     UNDER THE TRUST INDENTURE ACT OF 1939

                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

         CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2) [X]

                                  -------------

                       THE FIRST NATIONAL BANK OF CHICAGO
              (Exact name of trustee as specified in its charter)

A National Banking Association                                36-0899825
                                                           (I.R.S. employer
                                                        identification number)

One First National Plaza, Chicago, Illinois                   60670-0126
 (Address of principal executive offices)                     (Zip Code)

                       The First National Bank of Chicago
                      One First National Plaza, Suite 0286
                          Chicago, Illinois 60670-0286
             Attn: Lynn A. Goldstein, Law Department (312) 732-6919
           (Name, address and telephone number of agent for service)

                                  -------------

                         CMC SECURITIES CORPORATION III
              (Exact name of obligor as specified in its charter)

         Delaware                                              75-2431913
(State or other jurisdiction of                             (I.R.S. employer
 incorporation or organization)                          identification number)

         CityPlace Center East
    2711 Haskell Avenue, Suite 1011                               75204
            Dallas, Texas                                      (Zip Code)
(Address of Principal Executive Offices)

               COLLATERALIZED MORTGAGE OBLIGATIONS, SERIES 1998-1
                        (Title of Indenture Securities)

ITEM 1.   GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION AS TO THE
          TRUSTEE:

          (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISION AUTHORITY TO WHICH IT IS SUBJECT.

                    Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D. C.; The Board of Governors of the Federal Reserve System, Washington, D. C..

          (b)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                    The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                    No such affiliation exists with the trustee.

ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

          1. A copy of the articles of association of the trustee now in effect.*

          2. A copy of the certificates of authority of the trustee to commence business.*

          3. A copy of the authorization of the trustee to exercise corporate trust powers.*

          4.   A copy of the existing by-laws of the trustee.*

          5.   Not applicable.

          6. The consent of the trustee required by Section 321(b) of the Act.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.   Not applicable.

          9.   Not applicable.

* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25.1 TO THE REGISTRATION STATEMENT ON FORM S-3 OF SUNAMERICA INC., FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996 (REGISTRATION NO. 333-14201).

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 26th day of March, 1998.


                                             The First National Bank of Chicago,
                                             Trustee,


                                             By: /s/ STEVEN M. WAGNER
                                                -------------------------------
                                                 Steven M. Wagner
                                                 Vice President

                                   EXHIBIT 6


                      THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(B) OF THE ACT


                                                               March 26, 1998

Securities and Exchange Commission
Washington, D. C.  20549

Gentlemen:

In connection with the qualification of an indenture between CMC Securities Corporation III and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State Authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                             Very truly yours,

                                             THE FIRST NATIONAL BANK OF CHICAGO


                                             By: /s/ STEVEN M. WAGNER
                                                ------------------------------
                                                 Steven M. Wagner
                                                 Vice President

                                   EXHIBIT 7

         A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                                   EXHIBIT 7

Legal Title of Bank:       The First National Bank of Chicago    Call Date: 12/31/97  ST-BK: 17-1630 FFIEC 031
Address:                   One First National Plaza, Ste 0303                                        Page RC-1
City, State  Zip:          Chicago, IL  60670
FDIC Certificate No.:      0/3/6/1/8

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR DECEMBER 31,1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                                                 C400
                                                                                 DOLLAR AMOUNTS              ------------
                                                                                  IN THOUSANDS      RCFD     BIL MIL THOU
                                                                                 --------------     ----     ------------
ASSETS
 1. Cash and balances due from depository institutions (from Schedule RC-A):
    a. Noninterest-bearing balances and currency and coin(1) ...............                        0081        4,267,336      1.a.
    b. Interest-bearing balances(2) ........................................                        0071        6,893,837      1.b.
 2. Securities
    a. Held-to-maturity securities (from Schedule RC-B, column A)...........                        1754                0      2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D) ........                        1773        5,691,722      2.b.
 3. Federal funds sold and securities purchased under agreements to resell .                        1350        6,339,940      3.
 4. Loans and lease financing receivables:
    a. Loans and leases, net of unearned income (from Schedule RC-C) .......            RCFD        2122       25,204,984      4.a.
    b. LESS: Allowance for loan and lease losses ...........................            RCFD        3123          419,121      4.b.
    c. LESS: Allocated transfer risk reserve ...............................            RCFD        3128                0      4.c.
    d. Loans and leases, net of unearned income, allowance, and
       reserve (item 4.a minus 4.b and 4.c).................................                        2125       24,783,863      4.d.
 5. Trading assets (from Schedule RD-D).....................................                        3545        6,703,332      5.
 6. Premises and fixed assets (including capitalized leases)................                        2145          743,426      6.
 7. Other real estate owned (from Schedule RC-M) ...........................                        2150            7,727      7.
 8. Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M)..........................................                        2130          134,959      8.
 9. Customers' liability to this bank on acceptances outstanding ...........                        2155          644,340      9.
10. Intangible assets (from Schedule RC-M) .................................                        2143          268,501     10.
11. Other assets (from Schedule RC-F) ......................................                        2160        2,004,432     11.
12. Total assets (sum of items 1 through 11) ...............................                        2170       58,483,415     12.


-----------------
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:       The First National Bank of Chicago    Call Date: 12/31/97  ST-BK: 17-1630 FFIEC 031
Address:                   One First National Plaza, Ste 0303                                        Page RC-2
City, State  Zip:          Chicago, IL  60670
FDIC Certificate No.:      0/3/6/1/8

SCHEDULE RC-CONTINUED

                                                                                 DOLLAR AMOUNTS
                                                                                  IN THOUSANDS               BIL MIL THOU
                                                                                -----------------            ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C
       from Schedule RC-E, part 1) .........................................            RCON           2200    21,756,846    13.a
       (1) Noninterest-bearing(1) ..........................................            RCON           6631     9,197,227    13.a.1
       (2) Interest-bearing  ...............................................            RCON           6636       559,619    13.a.2
    b. In foreign offices, Edge and Agreement subsidiaries, and IBFs
       (from Schedule RC-E, part II) .......................................            RCFN           2200    14,811,410    13.b.
       (1) Noninterest bearing .............................................            RCFN           6631       332,801    13.b.1
       (2) Interest-bearing ................................................            RCFN           6636    14,478,609    13.b.2
14. Federal funds purchased and securities sold under agreements
    to repurchase: .........................................................            RCFD           2800     4,535,422    14
15. a. Demand notes issued to the U.S. Treasury.............................            RCON           2840        43,763    15.a
    b. Trading Liabilities (from Schedule RC-D).............................            RCFD           3548     6,523,239    15.b
16. Other borrowed money:
    a. With a remaining  maturity of one year or less ......................            RCFD           2332     1,360,165    16.a
    b. With a remaining  maturity of than one year through three years......                           A547       576,492    16.b
    c.  With a remaining maturity of more than three years .................                           A548       703,981    16.c
17. Not applicable
18. Bank's liability on acceptance executed and outstanding ................            RCFD           2920       644,341    18
19. Subordinated notes and debentures (2)...................................            RCFD           3200     1,700,000    19
20. Other liabilities (from Schedule RC-G)..................................            RCFD           2930     1,322,077    20
21. Total liabilities (sum of items 13 through 20) .........................            RCFD           2948    53,987,736    21
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ..........................            RCFD           3838             0    23
24. Common stock ...........................................................            RCFD           3230       200,858    24
25. Surplus (exclude all surplus related to preferred stock) ...............            RCFD           3839     2,999,001    25
26. a. Undivided profits and capital reserves ..............................            RCFD           3632     1,273,239    26.a.
    b. Net unrealized holding gains (losses) on available-for-sale
       securities ......................................                                RCFD           8434        24,096    26.b.
27. Cumulative foreign currency translation adjustments ....................            RCFD           3284        (1,515)   27
28. Total equity capital (sum of items 23 through 27) ......................            RCFD           3210     4,495,679    28
29. Total liabilities and equity capital (sum of items 21 and 28)...........            RCFD           3300    58,483,415    29

Memorandum
To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below
   that best describes the most comprehensive level of auditing work                                             Number
   performed for the bank by independent external auditors as of any                                            --------
   date during 1996 ........................................................            RCFD           6724        N/A       M.1

1. = Independent audit of the bank conducted in accordance         4. =  Directors' examination of the bank performed by other
     with generally accepted auditing standards by a certified           external auditors (may be required by estate chartering
     public accounting firm which submits a report on the bank           authority)
2. = Independent audit of the bank's parent holding company        5. =  Review of the bank's financial statements by external
     conducted in accordance with generally accepted auditing            auditors
     standards by a certified public accounting firm which         6. =  Compilation of the bank's financial statements by external
     submits a report on the consolidated holding company                auditors
     (but not on the bank separately)                              7. =  Other audit procedures (excluding tax preparation work)
3. = Directors' examination of the bank conducted in               8. =  No external audit work
     accordance with generally accepted auditing standards
     by a certified public accounting firm (may be required by
     state chartering authority)

----------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited-life preferred stock and related surplus.